Brady Corporation

6555 West Good Hope Road
P.O. Box 571
Milwaukee, WI USA
53201-0571

Tel: 414 358 6600
Fax: 414 438 6910
www.bradycorp.com

March 11, 2013

Via EDGAR

Terence O'Brien
Branch Chief
Securities and Exchange Commission
Station Place
100 F Street N.E.
Washington, D.C. 20549-4631

Re:    Brady Corporation
10-K
Filed September 27, 2012
File No. 1-14959

Dear Mr. O'Brien,

This is in response to your letter of February 19, 2013, commenting on Brady Corporation's Form 10-K for the year ended July 31, 2012, Form 10-Q for the quarter ended October 31, 2012, and Form 8-K filed on December 31, 2012. We have repeated the comments from your letter below, followed by our responses.

Form 10-K for the year ended July 31, 2012

Risk Factors, page 6

1.
We note the risk factor related to goodwill on page 10. Please revise your disclosure in future filings to either specifically quantify the goodwill impairment recognized in the period ended January 31, 2012 or to state that goodwill impairments have been material to date.

In future filings on Form 10-K, we will disclose the amount of the $115.7 million goodwill impairment recognized in the quarter ended January 31, 2012, related to the former North/South Asia reporting unit until the point at which this information is not relevant to the Company's structure. In addition, any future material impairments will be disclosed within the goodwill risk factor.

Management's Discussion and Analysis, page 16

Results of Operations, page 16

2.
We note your discussion of restructuring charges on page 17 and your disclosures in the footnote on page 60. Given you have recorded material restructuring charges in each of the last three years, please tell us and revise future filings to disclose: i) whether you anticipate incurring additional expenses and to the extent known and material, quantify such expense; ii) the cost savings you expect to realize as a result of this restructuring; and iii) when you expect restructuring actions to be substantially complete.

As it relates to restructuring charges incurred during the last three years, the restructuring actions are substantially complete and we do not anticipate incurring additional expenses pertaining to these specific actions taken. The cost savings were realized within the twelve-month period following the restructuring action and the annual cost savings were substantially equal to the initial restructuring cost incurred. We will revise future filings to clarify these items. These details were included within Footnote I to the Condensed Consolidated Financial Statements contained in the Form 10-Q for the period ended January 31, 2013, filed with the SEC on March 8, 2013 (our “second quarter fiscal 2013 Form 10-Q”) as follows (dollars in thousands):

NOTE I - Restructuring

During fiscal 2012 and fiscal 2013, the Company took various measures to address its cost structure in response to weaker sales forecasts across the Company. As a result of these actions, the Company recorded restructuring charges of $4,031 during the three months ended January 31, 2013, which consisted of $2,502 of employee separation costs, $204 of fixed asset write-offs, and $1,325 of other facility closure related costs. Of the $4,031 of restructuring charges recorded during fiscal 2013, $1,462 was incurred in the Americas, $2,017 was incurred in EMEA, and $552 was incurred in Asia-Pacific. The Company expects the majority of the remaining cash payments to be made during fiscal 2013.

As it relates to the restructuring charges recognized during fiscal 2012 and 2013, the related restructuring actions are substantially complete and the Company does not anticipate incurring additional expenses pertaining to these actions.

On February 20, 2013, in conjunction with the release of financial results for our quarter ended January 31, 2013, we announced a reorganization of management structure which includes a restructuring action. This information was filed in a Form 8-K on February 21, 2013 as Item 2.05, among other items. The estimated restructuring cost is $15 million to $18 million with annual savings of $25 million to $30 million. The actions are anticipated to occur primarily in the third and fourth quarters of fiscal 2013 with a smaller portion to be completed by December 2013. Management has not formalized any additional restructuring actions beyond this plan noted within our recent press release. This restructuring plan was reported as a subsequent event in our second quarter fiscal 2013 Form 10-Q within both Footnote N to the Condensed Consolidated Financial Statements and within the Subsequent Events Affecting Financial Condition section of the Management's Discussion and Analysis as follows (dollars in thousands):

On February 20, 2013, the Board of Directors approved a change in the Company's organizational structure effective May 1, 2013, from geographically-based to an organization structured around three global business platforms: Identification Solutions, Workplace Safety and Die-Cut. The Company is implementing the reorganization and restructuring actions to further enhance its coordinated global business strategies for each business platform, to improve efficiency of operations, to promote greater customer focus and to reduce operating expenses. The Company will begin segment reporting in the three business platforms in the fourth fiscal quarter of 2013.

The Company expects to incur approximately $15,000 to $18,000 in restructuring charges to implement this reorganization, the majority of which will be incurred by the end of fiscal 2013. Upon completion of the restructuring action, the Company expects to realize annualized savings of approximately $25,000 to $30,000 from the restructuring.

3.
We note your discussion of segment profit on pages 20-21, as well as your response dated February 17, 2012 to comment 4 in our letter dated January 31, 2012. It is not clear to us how your current disclosures have adequately complied or addressed the points in our previous comment. For example, in particular, we note the continued decline in segment profit for the Asia -Pacific segment in the last three years, but the results of operations section includes only the two following explanations and its variants regarding the performance in that segment:

a.
The primary driver of the gross margin decline was the Asia-Pacific region, where lost sales due to the decline in market share of a primary customer have been replaced with lower margin sales opportunities, and price competition within the die-cut industry has increased (page 16); and

b.
The decline in the profit in fiscal 2012 was primarily due to increased market competitiveness and a decline in sales within the Asia Die-Cut platform, particularly within the mobile handset industry. In addition, segment profit was negatively impacted the residual effects of the Thailand flood through delayed product launches and lower absorption of fixed costs (page 21).

Further, it is not clear how the explanation for the decrease in consolidated gross margin in the first bullet translates into the explanation for the decrease in Asia-Pacific segment profit in the second bullet. Based on the foregoing disclosures, it would be helpful if readers were provided, at a minimum, a discussion that would include the background of the affected market participants, the timeline over which these events were unfolding, and any specific actions the company is taking to reverse this downward trend.
In the Management's Discussion and Analysis section of future filings, the Company will enhance its discussion of segment profit to provide a more detailed and quantified analysis of the factors affecting those results, including, where deemed appropriate, discussion of factors affecting cost of goods sold or product lines. The Company included the following enhanced explanations within the Management's Discussion and Analysis section of its second quarter fiscal 2013 Form 10-Q:

Americas:

Americas sales increased 6.7% to $147.7 million for the three months and 1.4% to $296.4 million for the six months ended January 31, 2013, compared to $138.4 million and $292.3 million, respectively, for the same periods in the prior year. Organic sales increased 0.6% and declined 0.1% during the three and six months, respectively, as compared to the same periods in the prior year. Fluctuations in the exchange rates used to translate financial results into the United States dollar resulted in a negative impact on sales of 0.4% in the three months, and 0.8% in the six-month period. The acquisition of PDC in the second quarter, net of the divestitures of the Brady Medical and Varitronics businesses increased sales by 6.5% in the three-month period and 2.3% in the six-month period.

Organic growth of 0.6% for the three months and the 0.1% decline for the six months was mainly the result of growth in the North American ID Solutions business offset by declines in the direct marketing business.

In the second quarter, the ID Solutions and People ID business in North America had organic growth of between 4% and 5%. Contributing to this growth was the recent launch of 13,000 new safety and facility ID products, strong growth with coated materials, internet sales including those to Amazon, and our services business supporting our customer's equipment safety requirements needs by creating and maintaining lockout procedures and providing specialized signs, tags and lock-out products. The ID Solutions business in Brazil was softer than anticipated as the overall economy was worse than expected, particularly impacting our OEM business to automotive customers. Our MRO business in Brazil continues to grow, but this growth has not been enough to offset declines in sales to OEM customers. We see strong long-term growth potential in Brazil and as a result have committed to improved capacity and efficiency as evidenced by the installation of the first of two state of the art printing capabilities in Sao Paulo.

In the second quarter, the Americas direct marketing business was down as the growth in business conducted over the web has only partially offset the decline from our traditional catalog business. We continue to see a migration of customer buying habits from mail to the web. Our strategy is focused on growing our sales and customer base through a multi-channel sales model: digital, direct mail and outbound telesales, while also providing customers an ultimate buying experience, on and offline. We are particularly focused on improving customer traffic and conversion on our websites.

Segment profit decreased 9.7% to $32.3 million from $35.8 million for the three months and decreased 2.6% to $77.0 million from $79.0 million for the six months ended January 31, 2013, compared to the same periods in the prior year. As a percentage of sales, segment profit decreased to 21.9% from 25.9% for the three months and decreased to 26.0% from 27.0% for the six months ended January 31, 2013. The profit decline for the quarter relates to both business platforms. The ID solutions business platform profit decline was primarily due to the acquisition of PDC, which included a $1.5 million non-recurring expense related to a purchase accounting adjustment for inventory valuation. In addition, the prior year quarter was positively impacted by decreased distributor and marketing expenses, resulting in a difficult comparable for the current three months ended January 31, 2013. Finally, the segment profit decline was also due to the sales shortfall in Brazil. The decline in the Direct Marketing platform's segment profit was primarily due to its sales decline. On a year to date basis, the decline is mainly attributed to the direct marketing business as sales declined.

• • • • •

Europe:

Europe sales decreased 1.3% to $94.4 million for the three months and 2.8% to $187.6 million for the six months ended January 31, 2013, compared to $95.6 million and $192.9 million for the same periods in the prior year. Organic sales decreased 5.0% and 4.1% for the three and six-month period, respectively, compared to the same periods in the prior year. Fluctuations in the exchange rates used to translate financial results into the United States dollar resulted in a negative impact on sales of 0.3% and 3.0% for the three and six-month period, respectively, compared to the same periods in the prior year. The fiscal 2012 acquisitions of Grafo, Pervaco and Runelandhs, net of the divestiture of the Etimark business in the fourth quarter of fiscal 2012, increased sales by 4.0% and 4.3% for the three and six-month periods, respectively, compared to the same periods in the prior year.

The decrease in organic sales of 5.0% and 4.1% for the three and six months ended January 31, 2013, was primarily due to continued difficult economic circumstances in the European economy. The decline in the direct marketing business remains consistent with the prior quarter, while the ID solutions sales decline lessened due to double digit growth in the emerging economies in EMEA including South Africa, the Middle East, and Turkey.

In the second quarter, our direct marketing business with its heavy concentration of sales in the EU saw organic sales decline in all European countries with the largest declines in the UK. These results continue to show the impact of difficult economic conditions. Most European economies have slipped back into recession and on a combined GDP basis, the EU is still below 2008 levels. Our ID solutions business fared better with a modest decline over the prior year benefiting from our focus on emerging geographies. ID Solutions sales in South Africa, the Middle East and Turkey were particularly strong, posting double digit growth in the quarter. Their overall size remains insufficient to offset the declines in Western Europe, yet we are encouraged by the strong results and momentum.

Segment profit decreased 10.7% to $23.7 million from $26.6 million for the three months, and decreased 10.5% to $47.3 million from $52.9 million for the six months ended January 31, 2013, compared to the same periods in the prior year. As a percentage of sales, segment profit decreased to 25.1% from 27.8% for the three months and decreased to 25.2% from 27.4% for the six months ended January 31, 2013, compared to the same periods in the prior year. The segment profit decrease for the three and six months was primarily a result of the decline in organic sales in addition to the sales mix. The direct marketing business platform has higher gross margins, and organic sales declined 6% for the six months ended January 31, 2013. In the ID solutions platform, the profit decline was due to both the sales decline, and also increased investment in new geographies.

Asia-Pacific:

Asia-Pacific sales decreased 5.2% to $82.1 million from $86.6 million for the three months, and decreased 3.8% to $177.8 million from $184.9 million for the six months ended January 31, 2013, compared to the same periods in the prior year. Organic sales decreased 7.0% in the three months and decreased 4.6% for the six-month period, compared to the same periods in the prior year. Fluctuations in the exchange rates used to translate financial results into the U.S. dollar increased sales within the segment by 1.8% for the three months and 0.8% for the six-month period ended January 31, 2013.

The decrease in organic sales of 7.0% for the three months ended January 31, 2013, was primarily due to the continued weakness in the Australian economy, which began in the fourth quarter of fiscal 2012. There continues to be uncertainty in Australia around the short-term outlook for the economy, and we anticipate continued softness through the remainder of the fiscal year as there does not appear to be a catalyst on the horizon that will result in any level of economic expansion outside of the mining industry.

In addition, the organic sales decline was partially due to the mobile handset business, which faced a tough comparison with last year due to some large projects that were discontinued in fiscal 2012. We also experienced a sales decline with one of our major customers as they are currently switching models. The net result of these factors was that our business declined slightly. Our mobile handset business is operating as planned, and we anticipate the second half of fiscal 2013 to show modest growth as we expect to maintain our current programs.

The hard disk drive business in Thailand had a slight increase in sales; however, we were expecting a larger increase as last year's second quarter was negatively impacted from the flooding in Thailand. The under-performance in this business is a direct result of decreased global demand for certain hard disk drives as well as a decrease in allocation as the hard disk drive manufacturers rebalance their sourcing allocations while other vendors ramp-up production following the flooding last year. We expect this softness in our disk drive business to continue throughout the rest of fiscal 2013.

Segment profit decreased 28.7%, from $7.7 million to $5.5 million for the three months, and decreased 16.5%, from $21.0 million to $17.6 million for the six months ended January 31, 2013, compared to the same periods in the prior year. As a percentage of sales, segment profit decreased to 6.7% from 8.9% in the three months, and decreased to 9.9% from 11.4% for the six-month period, compared to the same periods in the prior year.

The decline in segment profit for the three and six months was mainly due to Australia. Australia is our most profitable business in the region and the reduced sales coupled with onetime costs as we moved into a new facility in Australia account for the majority of the profit decline for the region. We are also seeing the benefits of the restructuring actions taken last year to split the die-cut businesses from the rest of Asia, as our mobile handset results for the quarter have improved on a reduced sales base. This was offset by a decline in profit in Thailand, mainly due to inefficiencies resulting from our temporary facility. We are in the process of moving to our permanent location following the flooding that occurred during fiscal 2012. R&D has declined as expected due to the downsizing of our die-cut facility in Beijing at the end of last fiscal year. This has been offset by other initiative spending to drive growth in the ID Solutions business in Asia.

• • • • •

Liquidity and Capital Resources, page 21

4.	Revise future filings to quantify the amount available on your revolving credit facility as of the latest balance sheet date.

In future filings, we will specifically quantify the amount available on our revolving credit facility as of the latest balance sheet date, and include a discussion of intraperiod variations in outstanding borrowings if necessary to facilitate investor understanding of our liquidity position. In addition, the following disclosure was included within Footnote N to the Condensed Consolidated Financial Statements and the Financial Condition section of the second quarter fiscal 2013 Form 10-Q (dollars in thousands):

NOTE L - Notes Payable

On December 27, 2012, the Company drew down $220,000 from its revolving loan agreement with a group of six banks to fund a portion of the purchase price of the acquisition of PDC. The weighted average borrowing rate was 1.3226% as of January 31, 2013, which will be reset periodically based upon changes in the LIBOR rate. Prior to January 31, 2013, the Company repaid $112,472 of the borrowing with cash on hand. The Company intends to repay the borrowing within 12 months of the current period end, as such, the borrowing is classified as "Notes Payable" within current liabilities on the Condensed Consolidated Balance Sheets. During the three months ended January 31, 2013, the largest amount outstanding on the revolving loan agreement was $220,000. As of January 31, 2013, the outstanding balance on the credit facility was $112,340 and there was $187,660 available for future borrowing under the credit facility, which can be increased to $337,660 at the Company's option, subject to certain conditions.

Critical Accounting Estimates, page 24

5.
We note the disclosure on page 25 regarding the sensitivity analysis applied to your goodwill impairment assessment, as well as the similar disclosure in last year's Form 10-K. Given the material goodwill impairment recognized during fiscal 2012, for those reporting units whose estimated fair value is not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, either individually or in the aggregate, could materially impact your operating results, please provide the following disclosures for each of these reporting units in future filings, i: ) identify the report unit(s); and ii) the percentage by which fair value exceeds the carrying value as of the most recent step-one test. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings.

We consider a reporting unit's fair value to be substantially in excess of its carrying value at 20% or greater. All of our reporting units had a fair value substantially in excess of carrying value at our fiscal 2012 annual goodwill impairment assessment date, and no triggering events have occurred since this date that would require an interim test for impairment. If we no longer consider a reporting unit's fair value in excess of carrying value to be substantial, we will identify the reporting unit(s) and state the percentage by which fair value exceeds the carrying value in future filings. We included the following disclosure within the Business Segment Operating Results portion of the Management's Discussion and Analysis section of our second quarter fiscal 2013 Form 10-Q:

The Company considers a reporting unit's fair value to be substantially in excess of its carrying value at 20% or greater. All reporting units had a fair value substantially in excess of carrying value at the fiscal 2012 annual goodwill impairment assessment date, however, the two reporting units with the least amount of fair value excess over carrying value are Direct Marketing Americas and Die-Cut Asia. No triggering events have occurred since this date that would require an interim test for impairment.

6.
Given the materiality of your goodwill balance, an impairment charge could materially impact your quarterly operating results. Consequently, we remind you of the MD&A requirement to fully disclose material uncertainties. If the operating results of any of your businesses have been, or are expected to be, adversely impacted by known events, trends or circumstances then that fact would presumably create an uncertainty over the recoverability of underlying assets including goodwill. Similarly, if there has been an adverse change in the spread between a reporting unit's fair value and carrying value then that fact would increase the risk of a future goodwill impairment. The disclosure requirements include a clear explanation of the adverse events, trends and circumstances and a quantification of the carrying values of the assets that could become impaired by these events, trends and circumstances. Please note the guidance in Item 303 of Regulation S-K and Sections 216 and 501.4 of the Financial Reporting Codification in your future filings.

We believe that we have complied with the MD&A requirement to fully disclose material uncertainties, but we continuously consider opportunities to enhance our disclosures. We consider material uncertainties as part of our ongoing reporting process as well as the need for enhancing our disclosure related to such uncertainties. If the financial results for a business unit are adversely impacted by known events, trends, or material uncertainties, or are expected to be adversely impacted by known events, trends, or material uncertainties, we consider the potential impact on impairment of goodwill or other long lived assets. If these adverse events reduce the spread between a reporting unit's fair value and carrying value, we consider the need for disclosure within the MD&A.

As part of our reporting process for the quarter ended January 31, 2013, we have noted the fourth consecutive quarter of sales decline within the Direct Marketing Americas reporting unit due to increased sales via ecommerce only partially offsetting the decline in catalog sales. In addition, the Asia Die-Cut reporting unit has experienced one quarter of sales decline primarily due to the hard disk drive business in Thailand and the mobile handset business. As such, we included the following language within the Americas and Asia-Pacific operating segment discussions in the MD&A of our second quarter fiscal 2013 Form 10-Q:

Americas:

The Company has identified six reporting units within its three reporting segments for purposes of the annual goodwill impairment analysis. The Americas reporting segment has two reporting units: Brady Americas and Direct Marketing Americas. The sales decline and the segment profit decrease within the Americas region is primarily related to the Direct Marketing Americas reporting unit. The Company last completed its annual impairment testing of goodwill in the fourth quarter of fiscal 2012. The methodologies for valuing goodwill are applied consistently on a year-over-year basis, and the assumptions used in performing the 2012 impairment calculations were evaluated in light of market and business conditions. The Company continues to believe that the discounted cash flow model and market multiples model provide a reasonable and meaningful fair value estimate based upon the reporting units' projections of future operating results and cash flows and replicates how market participants would value the Company's reporting units. The projections of future operating results are based on both past performance and the projections and assumptions used in the Company's current and long-range operating plans. The Company's estimates could be materially impacted if the direct marketing strategy discussed above is unsuccessful.

The Direct Marketing Americas reporting unit had goodwill of $183.1 million as of January 31, 2013. This reporting unit has experienced a decline in sales for the last four quarters primarily due to reduced sales generated from catalogs as customers move to the internet. Although our sales in ecommerce have increased, the shift is not sufficient to entirely compensate for the lost sales. The Company is addressing this via investments in digital capabilities and focused emphasis on growing the customer base, and we anticipate returning to single digit sales growth over the next several years. The annual goodwill impairment analysis performed as of May 1, 2012, resulted in a significant cushion. However, if management concluded that the current trend of declining sales was not temporary, this reporting unit could face the risk of a material goodwill impairment charge, which may adversely affect earnings in the period in which the charge is recorded.

Asia-Pacific:

The Company has identified six reporting units within its three reporting segments for purposes of the annual goodwill impairment analysis. The Asia-Pacific reporting segment has two reporting units: ID Solutions Asia and Die-Cut Asia. The Company last completed its annual impairment testing of goodwill in the fourth quarter of fiscal 2012. The methodologies for valuing goodwill are applied consistently on a year-over-year basis, and the assumptions used in performing the 2012 impairment calculations were evaluated in light of market and business conditions. The Company continues to believe that the discounted cash flow model and market multiples model provide a reasonable and meaningful fair value estimate based upon the reporting units' projections of future operating results and cash flows, and replicates how market participants would value the Company's reporting units. The projections of future operating results are based on both past performance and the projections and assumptions used in the Company's current and long-range operating plans. The Company's estimates could be materially impacted if the efforts taken around the die-cut business discussed above are unsuccessful.

The Die-Cut Asia reporting unit had goodwill of $25.3 million as of January 31, 2013. Organic sales declined during the three months ended January 31, 2013, compared to the same period in the prior year, primarily due to a decline in the hard disk drive business in Thailand and the mobile handset business. Management has enhanced its focus on the reporting unit as a result of the fiscal 2012 reorganization, and the operating results have improved on a year-over-year basis. We are experiencing the benefits of restructuring actions taken during fiscal 2012 to segregate the Die-Cut component from the remainder of Asia, and our Die-Cut profit has improved on a reduced sales base. The annual goodwill impairment analysis performed as of May 1, 2012 resulted in a significant cushion. However, if management concluded that the current trend of declining sales was not temporary, this reporting unit could face the risk of a material goodwill impairment charge, which may adversely affect earnings in the period in which the charge is recorded.

7.
We note your statement on page 25 that sales growth rates and improvement in gross margins and SG&A as a percentage of sales are the assumptions most sensitive to a decline in estimated fair value. Please tell us more about the extent your assumptions rely on improvement in gross margin and sales growth rates and other amounts that improve from recent historical experience. For example, please explain whether any of your reporting units would be at risk of failing the step one test if the assumptions did not project these improvements and provide a quantified comparison of the assumptions with history amounts. In future filings, provide quantified disclosure explaining how these assumptions affect your testing and your basis for making the assumptions. Please provide us with an example of your future disclosure.

When we performed our annual goodwill impairment test on May 1, 2012, we stated that sales growth rates and improvement in gross margin and SG&A as a percentage of sales are the assumptions most sensitive to a decline in estimated fair value. The fair value for all of our reporting units as measured at May 1, 2012, was substantially in excess of their respective carrying values, as stated within our response to Comment #5. However, the two reporting units with the least amount of fair value excess over carrying value are Direct Marketing Americas and Die-Cut Asia. Our comment was intended to provide the users of our financial statements information as to which assumptions are the most significant drivers of fair value. Given the lower amount of excess fair value over carrying value, the respective fair values of these two reporting units are most sensitive to possible declines in sales growth rates, gross margins, and SG&A as a percentage of sales.

Direct Marketing Americas
If our projections used in our May 1, 2012 model were reduced such that sales growth was 0% annually, gross margin remained consistent from actual 2012 levels, and SG&A as a percentage of sales did not change from 2012 levels during the projection periods, the reporting unit would not be at risk of failing Step 1 of the goodwill impairment test. Also, if operating results simply continued at the same levels as recent historical experience, this reporting unit would not be at risk of failing the Step 1 test. A 100 basis point reduction in the sales growth assumption used in the model results in a decrease in the amount of fair value in excess of carrying value of 8%. A 100 basis point reduction in the profitability assumption used in the model results in a decrease in the amount of fair value in excess of carrying value of 4%.

Die-Cut Asia
This reporting unit experienced a challenging year in fiscal 2012 with the flooding in Thailand and the significant loss of market share of the unit's primary die-cut customer. These events resulted in an unusual year in fiscal 2012 for this reporting unit, and management concluded that the decline in sales and profit were no longer temporary and recorded the goodwill impairment charge of $115.7 million during the quarter ended January 31, 2012. We immediately took steps to reorganize the management reporting structure in order to better focus on die-cut operating results. As a result of the reorganization and additional restructuring efforts, this reporting unit has experienced a modest but steady improvement in organic sales and segment profit, and management expects that this level of profitability is sustainable. If operating results were to continue as they have through the first two quarters of fiscal 2013, the reporting unit would not be at risk of failing Step 1 of the goodwill impairment test during fiscal 2013. A 100 basis point reduction in the sales growth assumption used in our May 1, 2012 model results in a decrease in the amount of fair value in excess of carrying of 2%. A 100 basis point reduction in the profitability assumption used in our May 1, 2012 model results in a decrease in the amount of fair value in excess of carrying value of 12%.

Example of Future Disclosure in Form 10-K - Critical Accounting Estimates
In performing the annual goodwill impairment assessment, the Company performed a sensitivity analysis on the material assumptions used in the discounted cash flow valuation models for each of its reporting units. The Company considers fair value in excess of carrying value of at least 20 percent to be a substantial excess of fair value over carrying value. As such, the fair value for all of our reporting units is substantially in excess of their respective carrying amounts. The Company's two reporting units with the least amount of excess fair value are Direct Marketing Americas and Die-Cut Asia. The respective fair values of these two reporting units are most sensitive to changes in sales growth rates, gross margins, and SG&A as a percentage of sales due to the lower amounts of cushion of fair value over carrying value.

The Direct Marketing Americas reporting unit has a goodwill balance of $183.1 million as of July 31, 2012. In order to conclude on assumptions for the discounted cash flow analysis, the Company considered multiple factors, including (a) macroeconomic conditions, (b) industry and market factors such as competition, changes in the market for the reporting unit's products, (c) overall financial performance such as cash flows, actual and planned revenue, and profitability, and (d) changes in strategy for the reporting unit. The assumptions that have the most significant impact on our determination of fair value of the Direct Marketing Americas reporting unit are sales and profitability. A reduction in the annual sales growth assumption by 100 basis points results in a decrease in the amount of fair value in excess of carrying value of 6%. A reduction in the annual profitability assumption by 100 basis points results in a decrease in the amount of fair value in excess of carrying value of 6%. A reduction in both the annual sales growth and annual profitability assumption by 100 basis points results in a decrease in the amount of fair value in excess of carrying value of 10%.

The Die-Cut Asia reporting unit has a goodwill balance of $24.7 million as of July 31, 2012. In order to conclude on assumptions for the discounted cash flow analysis, the Company considered multiple factors, including (a) macroeconomic conditions, (b) industry and market factors such as competition, changes in the market for the reporting unit's products, (c) overall financial performance such as cash flows, actual and planned revenue and profitability, and (d) changes in management and overall strategy for the reporting unit. The assumption that has the most significant impact on our determination of fair value of the Die-Cut Asia reporting unit is profitability. A 100 basis point reduction in the profitability assumption results in a decrease in the amount of fair value in excess of carrying value of 12%.

8.
In the quarter following the impairment charge in the North/South Asia reporting unit, you changed the reporting unit structure to divide North/South Asia into two new reporting units. On page 37, you state this was done to “better allocate resources to align with sales growth initiatives.”Please describe the reorganization and explain to us the changes that resulted in Die-Cut Asia and Brady Asia being reporting units while previously they were not, addressing the specific criteria in paragraphs 33-38 of ASC 350-20-35.

Prior to April 1, 2012, we were not reporting discrete financial information for the Asia Die-Cut business. In addition, our management reporting structure was based upon geography within Asia rather than business line or product. Effective April 1, 2012, our management reporting structure was reorganized into the following components in order to better allocate resources and align with sales growth initiatives: North Asia, South Asia, Die-Cut, and Australia. Each of those components was assigned a leader who reported directly into the Segment Manager. At the same time, internal reporting was modified so that discrete financial information was available for these four components. Based upon the guidance within ASC 350-20-35 paragraph 34, we concluded that these four businesses were components of the Asia-Pacific operating segment because discrete financial information was available, and segment management regularly reviews the operating results of that component.

In order to conclude whether these components should be aggregated for purposes of the annual goodwill impairment test, we consulted the guidance within ASC 350-20-35 paragraph 35. The North Asia, South Asia, and Australia components have similar economic characteristics as defined within ASC 280-10-50-11. Therefore, we aggregated these three components into the reporting unit Brady Asia for the annual goodwill impairment test. The Die-Cut business did not have similar economic characteristics to the other three components, and therefore remained as a stand-alone reporting unit.

Form 10-Q for the period ended October 31, 2012
Financial Condition, page 19

9.
Please explain the underlying reasons for the intermediate factors mentioned in your discussion of cash flows. For example, on page 20 you cite “unfavorable cash flows from accounts receivable,” but do not address the underlying causes of the reasons for the increase in accounts receivable from 62% of quarterly sales as of July 31, 2012 to 65% as of October 31,2012

The reason for the increase in accounts receivable as a percent of sales from July 31, 2012 to October 31, 2012 was primarily due to strong sales in the month of October compared to the month of July. As our DSO is approximately 50 days, the majority of sales generated in those months would remain in the accounts receivable balance as of the balance sheet date. Our typical trend is such that fewer sales are generated in the summer months, particularly July and within the Europe region, and sales in October in Asia tend to be stronger than other months as customers are ramping up for the holiday season. In addition, the payment terms provided to our Asian customers, particularly in China, are generally longer than those offered to our customers in the Americas and Europe. As such, we included the following disclosure within the Financial Condition portion of the Management's Discussion and Analysis section of our second quarter fiscal 2013 Form 10-Q:

Net cash provided by operating activities was $44.2 million during the six months ended January 31, 2013, compared to $43.3 million during the same period in the prior year. Cash flows from operating activities are generated primarily from operating income and managing the components of working capital. Cash flows from operations were relatively consistent with the prior year. Unfavorable cash flows from accounts receivable were primarily driven by the Thailand insurance settlement receivable recognized as of January 31, 2013, which was received in early February. In addition, cash flows from accounts receivable were impacted by positive organic sales growth in the month of January as compared to the decline in the quarter. Although organic sales for the three and six months have declined, organic sales grew in the month of January which resulted in unfavorable cash flows from accounts receivable for the six months ended January 31, 2013 compared to the same period in the prior year. This was offset by an improvement in accounts payable compared to the prior year, which was primarily driven by working capital management initiatives during fiscal 2013.

Form 8-K filed on December 31, 2012

10.	We note you acquired PDC on December 28, 2012. Please confirm to us that none of the significance tests described in rule 1-02(w) exceed 20%.

We confirm that none of the significance tests described within Rule 1-02(w) exceeded 20% as detailed below:

Investment test - Investment in Target of $301 million divided by Brady Corporation asset base as of 7/31/2012 of $1,608 million = 19% of Brady Corporation Assets

Asset test - Total assets of Target as of last audited financial statements (12/31/2011) of $201 million divided by Brady Corporation asset base as of 7/31/2012 of $1,608 million = 13% of Brady Corporation Assets

Income test - Pre-tax income from continuing operations of Target as of last audited financial statements (12/31/2011) of $0.927 million divided by Brady Corporation income from continuing operations as of 7/31/2012 of $22.750 million = 4% of Brady Corporation Pre-Tax Income from Continuing Operations

In addition to our responses above, we acknowledge that:

•	Brady Corporation is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Brady Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding this response, please contact the undersigned at (414) 358-6620. Thank you for your attention to this matter.

Very truly yours,

BRADY CORPORATION

/s/ THOMAS J. FELMER

Mr. Thomas J. Felmer

Senior Vice President and Chief Financial Officer